         OMB APPROVAL
OMB NUMBER:          3235-0145
EXPIRES:       AUGUST 31, 1999
ESTIMATED AVERAGE BURDEN
HOURS PER RESPONSE.......14.90
------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                          Chicago Pizza & Brewery, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    167889104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Alex Meruelo
                            7920 Orangethorpe Avenue
                              Buena Park, CA 90620
                                 (714) 670-0935
-------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 13, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)


CUSIP No.            167889104
-------------------------------------------------------------------------------------------------------------------
            1.       Names of Reporting Persons.
                     I.R.S. Identification Nos. of above persons (entities only).

                     ALEX MERUELO; LA PIZZA LOCA, INC. (95-4238101)
-------------------------------------------------------------------------------------------------------------------
            2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                     (a)      X (PRIOR TO SALE REPORTED IN THIS AMENDMENT)

                     (b)
-------------------------------------------------------------------------------------------------------------------
            3.       SEC USE ONLY
-------------------------------------------------------------------------------------------------------------------
            4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)        PF (FOR ALEX MERUELO); WC (FOR LA PIZZA LOCA)
-------------------------------------------------------------------------------------------------------------------
            5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
-------------------------------------------------------------------------------------------------------------------
            6.       CITIZENSHIP OR PLACE OF ORGANIZATION              ALEX MERUELO, USA CITIZEN
                                                                       LA PIZZA LOCA, INC., CALIF. CORPORATION
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

NUMBER OF            7.       SOLE VOTING POWER            ALEX MERUELO--525,000  SHARES
SHARES                                                     LA PIZZA LOCA, INC.--0 SHARES
BENEFICIALLY                                               (PRIOR TO SALE REPORTED IN THIS AMENDMENT)
OWNED BY             ----------------------------------------------------------------------------------------------
EACH                 8.       SHARED VOTING POWER          ALEX MERUELO--341,000  SHARES
REPORTING                                                  LA PIZZA LOCA, INC.--341,000 SHARES
PERSON WITH                                                (PRIOR TO SALE REPORTED IN THIS AMENDMENT)
                     ----------------------------------------------------------------------------------------------

                     9.       SOLE DISPOSITIVE POWER       ALEX MERUELO--525,000  SHARES
                                                           LA PIZZA LOCA, INC.--0 SHARES
                                                           (PRIOR TO SALE REPORTED IN THIS AMENDMENT)
                     ----------------------------------------------------------------------------------------------
                     10.      SHARED DISPOSITIVE POWER     Alex Meruelo--341,000 shares
                                                           La Pizza Loca, Inc.--341,000 shares
                                                           (prior to sale reported in this amendment)

-------------------------------------------------------------------------------------------------------------------
           11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                    Alex Meruelo--866,000
                                                                                    shares; La Pizza Loca--
                                                                                    341,000 shares; all members
                                                                                    of Group collectively own
                                                                                    1,131,200 shares (prior to sale
                                                                                    reported in this amendment)
-------------------------------------------------------------------------------------------------------------------
           12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------------------------------------------
           13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)             11.3%; 14.77% for all members
                                                                                    of Group (prior to sale
                                                                                    reported in this amendment)
-------------------------------------------------------------------------------------------------------------------
           14.       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     ALEX MERUELO--IN ; LA PIZZA LOCA, INC.--CO
                     ----------------------------------------------------------------------------------------------
                     ----------------------------------------------------------------------------------------------
                     ----------------------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D

AS TO ALL REPORTING PERSONS:

         This Amendment No. 1 amends and supplements the Statement on Schedule 13D dated May 27, 1999 and filed by Alex Meruelo, an individual and United States citizen ("Meruelo"), La Pizza Loca, Inc., a California corporation ("La Pizza Loca"), Aaron Landon, an individual and United States citizen, Stephen R. Miraglia, an individual and United States citizen, and Blake Miraglia, an individual and United States citizen (collectively referred to in this Statement as the "Group") relating to the shares of Common Stock, no par value (the "Common Stock") of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"). Capitalized terms used herein without definition have the same meaning as those ascribed to them in the initial filing.


ITEM 4 PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

Meruelo and La Pizza Loca have discontinued their efforts to acquire control of the Company and have agreed to sell all of their 866,000 shares in the Company to ASSI, Inc., a Nevada corporation ("ASSI") for a per share price of $2.25, before selling commissions. Upon the consummation of the sale of their shares to ASSI, Meruelo and La Pizza Loca will no longer be members of the Group identified in the original Statement on Schedule 13D.

ITEM 5  INTEREST IN THE SECURITIES OF THE ISSUER

Item 5 is hereby amended to add the following:

Neither Meruelo nor La Pizza Loca will retain any interest in the securities of the Company following consummation of the sale of their shares to ASSI.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

In connection with this transaction and in consideration for the sale of shares in the Company, Meruelo, La Pizza Loca, ASSI, the Company, and Louis Habash, an individual, have executed a Mutual Release dated as of July 13, 1999. A copy of the Mutual Release is attached hereto as Exhibit 2.


ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

         See Exhibit 2 attached hereto.



                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                  /s/ Alex Meruelo
                               ----------------------------------
                               Alex Meruelo, individually
                               and as representative of the Group